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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            000-24452
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q __ Form N-SAR

                 For Period Ended:  August 31, 1999
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                              RMS TITANIC, INC.
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Full Name of Registrant

                                     N/A
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Former Name if Applicable

                               17 BATTERY PLACE
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Address of Principal Executive Office (STREET AND NUMBER)

                           NEW YORK, NEW YORK 10004
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 __      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     Without unreasonable effort and expense, management of the registrant does not have adequate opportunity to review the contents of the subject report so as to make the filing thereof within the prescribed time period.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              George Tulloch               (212)               558-6300
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                              RMS TITANIC, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 18, 1999               By: /s/ GEORGE TULLOCH
      ----------------                   -------------------------------
                                             George Tulloch
                                             Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
         201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202
         of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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(IV)        The registrant estimates revenue of approximately $1,424,000 for the quarter ended August 31, 1999, as compared to revenue of $4,642,799 for the quarter ended August 31, 1998. This change in the results of operations is primarily attributable to the registrant's recognition of revenue of approximately $3,300,000 from licensing fees relating to the Company's 1998 expedition to the Titanic during the quarter ended August 31, 1998, against which the Company incurred expedition costs attributable to such licensing fees of $1,845,000 during the quarter ended August 31, 1998. In comparison, the Company did not conduct a 1999 expedition to the Titanic, and recognized revenues of approximately $5,000 from licensing fees during the quarter ended August 31, 1999. The Company's revenue from exhibitions and related merchandise sales increased to approximately $1,370,000 during the quarter ended August
31, 1999 from $1,073,511 during the quarter ended August 31, 1998.
Additionally, the registrant had merchandise, book and other revenues of approximately $37,000 during the quarter ended August 31, 1999, as compared to $157,511 during the quarter ended August 31, 1998. The Company's revenues from the sale of coal decreased from $46,127 during the quarter ended August 31, 1998 to approximately $13,000 during the quarter ended August 31, 1999. The registrant's general and administrative expenses increased from $477,384 during the quarter ended August 31, 1998 to approximately $705,000 during the quarter ended August 31, 1999, principally as a result of an increase in exhibition expenses related to the installation and deinstallation of the Company's exhibition in Atlantic City, New Jersey, and an increase in professional fees, executive compensation and insurance costs. Additionally, the registrant had depreciation expense of approximately $68,000 during the quarter ended August
31, 1999 as compared to depreciation expense of $55,225 during the quarter ended August 31, 1998.

            Income before taxes was approximately $663,000 for the quarter ended August 31, 1999 as compared to $2,127,108 for the quarter ended August 31, 1998. After provision for income taxes of approximately $250,000 for the quarter ended August 31, 1999 as compared to $889,299 for the quarter ended August 31, 1998, the registrant had net income of approximately $413,000 for the quarter ended August 31, 1999 as compared to $1,237,809 for the quarter ended August 31, 1998.